UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)

COX RADIO, INC.
(Name of Subject Company)

COX RADIO, INC.
(Name of Person Filing Statement)

Class A common stock, par value $0.33 per share
(Title of Class of Securities)

224051102
(CUSIP Number of Class of Securities)

Robert F. Neil
President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
(678) 645-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay M. Tannon
Frank M. Conner III
Michael P. Reed
DLA Piper LLP (US)
500 8th Street, NW
Washington, DC 20004
(202) 799-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Purpose of the Amendment

The purpose of this Amendment No. 3 on Schedule 14D-9/A (together with any Exhibits and Annexes hereto, this “Amendment”) is to amend and restate the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “Commission”) on April 3, 2009 (the “Schedule 14D-9”), as amended and supplemented by Amendments No. 1 and No. 2 filed with the Commission on April 20, 2009 and April 30, 2009, respectively, and this Amendment.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Cox Radio, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000.

Securities.

This Schedule 14D-9 relates to the shares of Class A common stock, par value $0.33 per share, of the Company (the “Shares”). As of the close of business on March 31, 2009, there were 20,756,528 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated herein by reference. The Company’s website is www.coxradio.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Cox Media Group, Inc., a Delaware corporation (“Media”) and an indirect, wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), pursuant to which Media has offered to purchase all outstanding Shares not otherwise owned by Media for $4.80 net per Share in cash without interest (the “New Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2009, and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, and together with the Exhibits thereto, the “Schedule TO”), filed by Media and Enterprises with the Commission on March 23, 2009. The Offer will remain open until 12:00 midnight, New York City time on May 13, 2009, unless extended by Media.

On March 23, 2009, Media and Enterprises commenced the Offer and issued a press release announcing the commencement of the Offer to purchase all outstanding Shares not otherwise owned by Media for $3.80 net per Share in cash without interest (the “Offer Price”). The Offer was open from March 23, 2009 until 12:00 midnight, New York City time on April 17, 2009 (the “Initial Offer Period”) and subsequently extended by Media and Enterprises until 12:00 midnight, New York City time on May 1, 2009 (the “Second Offer Period”).

As of March 31, 2009, Enterprises, through Media, owned 3,591,954 Shares and 58,733,016 shares of Class B common stock, par value $0.33 per share (the “Class B Common Stock”), representing all of the issued and outstanding shares of Class B Common Stock (collectively, the “Media Shares”), representing 78.4% of the aggregate outstanding shares of the Company. Each Share is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share voting together as a single class. Each share of Class B Common Stock is convertible into one Share. As a result of Media’s ownership of the Media Shares, Media holds 97.2% of the voting power of the aggregate outstanding shares of the Company and 78.4% of the aggregate outstanding shares of the Company.

The Offer is subject to, satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by Media or Enterprises or their respective affiliates or the directors and executive officers of the Company, Media or Enterprises (other than the two directors of the Company who constitute the Special Committee (as defined below)) immediately prior to the expiration of the Offer.

Another condition to the Offer, which may be waived by Media and Enterprises in their sole discretion, is that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least 90% of the outstanding Shares after giving effect to the conversion of the shares of Class B Common Stock held by Media into Shares on a one-for-one basis.

If, following the consummation of the Offer, Media owns at least 90% of the outstanding Shares, Media will cause the Company to consummate a “short-form” merger promptly under Delaware law in which all Shares held by the stockholders who have not tendered their Shares into the Offer will be converted into the right to receive an amount in cash equal to the New Offer Price. If the Offer is consummated and Media does not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of the Company’s Class B Common Stock held by Media would increase its ownership to 90% of the outstanding Shares, Media will convert a sufficient number of shares of Class B Common Stock into Shares to reach the 90% threshold and promptly thereafter consummate a short-form merger under Delaware law.

Based on the number of Media Shares owned by Media on March 31, 2009, approximately 8,418,853 Shares need to be tendered for the non-waivable majority of the minority condition to be satisfied, and approximately 8,888,750 Shares need to be tendered for Media to own at least 90% of the aggregate outstanding Shares of the Company and to effect a short-form merger. As of April 17, 2009, according to a press release issued by Enterprises on April 20, 2009, approximately 457,000 Shares had been tendered pursuant to the Offer.

In connection with the Offer, the Company’s Board of Directors (the “Board”) established a special committee (the “Special Committee”) to evaluate the Offer. See Item 4 “The Solicitation or Recommendation — Background of the Offer.” The members of the Special Committee are Juanita P. Baranco and Nick W. Evans, Jr.

Ms. Baranco, 60, has served as a director of the Company since December 2003. She is the executive vice president and chief operating officer of The Baranco Automotive Group, a group of automobile dealerships, where she has been a principal for more than 30 years. She also serves as a member of the board of directors of The Southern Company and the board of trustees of Clark Atlanta University. She previously has served on the boards of directors of the Federal Reserve Bank of Atlanta and the John H. Harland Company, and as a member of the Board of Regents of the University System of Georgia.

Mr. Evans, 60, has served as a director of the Company since May 2007. Mr. Evans has served as chairman of ECP Benefits, LLC, a provider of employee benefit solutions, since January 2003, and as a principal with Associated Media Partners since January 2001. Prior to that, he served as president and chief executive officer of Spartan Communications, Inc. from January 1990 through December 2000. He also serves as a member of the board of directors of Bumper2Bumper Media, and the board of trustees of Augusta State University. Mr. Evans is a past chairman of the Television Operators Caucus and a past member of the board of directors of the National Association of Broadcasters.

In determining whether Ms. Baranco and Mr. Evans were independent directors, the Board used the definitions of independence set forth in Section 303A of the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”) and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

In addition, and as previously discussed in the Company’s most recent proxy statement filed on March 21, 2008, the Board was also aware of Ms. Baranco’s relationship as an executive officer and principal of Baranco Automotive Group, which purchases advertising from, among others, Media, Enterprises, the Company and their affiliates through Baranco Automotive Group’s advertising agency. All advertising transactions between Baranco Automotive Group or its advertising agency, and Media, Enterprises, the Company and their affiliates, are arm’s length transactions, and Ms. Baranco is not directly involved in either the purchasing determination or negotiations of such advertising transactions.

Neither ECP Benefits, LLC nor Associated Media Partners has any business dealings with Media, Enterprises, the Company or their affiliates.

The Schedule TO states that the address and telephone number of Media and Enterprises’ principal executive office is c/o Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000.

The Company takes no responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Media or Enterprises, its affiliates, officers or directors, any actions or inactions proposed to be taken by Media or Enterprises or any failure by Media or Enterprises to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest, between the Company or its affiliates and (a) its executive officers, directors or affiliates or (b) Enterprises or Media or their respective executive officers, directors or affiliates.

Enterprises and Media Share Ownership; Interlocking Directors and Officers.

As of March 31, 2009, Enterprises, through Media, beneficially owned 3,591,954 Shares and 58,733,016 shares of the Company’s Class B Common Stock. As a result of Media’s ownership of the Media Shares, Media holds 97.2% of the voting power of the aggregate outstanding shares of the Company and 78.4% of the aggregate outstanding shares of the Company.

Of the eight members of the Board, three members also serve as directors and officers of Enterprises: James C. Kennedy is the chairman of the board of directors of Enterprises; G. Dennis Berry is a member of the board of directors of Enterprises; and, Jimmy W. Hayes is a member of the board of directors of Enterprises and is the president and chief executive officer of Enterprises.

Of the remaining five members of the Board, two members serve as officers of the Company: Robert F. Neil is the president and chief executive officer of the Company and Marc W. Morgan is the executive vice president and chief operating officer of the Company. Another member of the Board, Nicholas D. Trigony, previously served as an officer of a predecessor company to Media.

In addition, each of the Company’s corporate secretary, corporate assistant secretary, and vice president overseeing tax matters also serve in the same respective positions of Media and Enterprises. The Company’s corporate treasurer also serves in the same respective position of Media but not Enterprises.

According to the Schedule TO, in connection with the Offer and in addition to the current restructuring by Enterprises of its other media properties, Enterprises expects to review the Company and its assets, corporate structure, capitalization, operations, management and personnel to determine what changes, if any, would be desirable following a merger in order to best organize and integrate the activities of the Company and Enterprises’ other media properties. This will include evaluating the current slate of directors on the Board in light of the termination of all director independence requirements as a result of the Company becoming a wholly owned subsidiary of Media. According to the Schedule TO, it is expected that Enterprises will reduce the size and composition of the Board to be consistent with other subsidiaries of Enterprises.

Director and Officer Ownership of Shares.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company. As of March 31, 2009, the directors and executive officers of the Company beneficially owned in the aggregate 321,620 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any unvested restricted shares of Class A common stock (the “Restricted Shares”).

If the directors and executive officers were to tender all of their Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Media, the directors and executive officers would receive an aggregate of $1,543,776 in cash.

As of March 31, 2009, members of the Board beneficially owned in the aggregate 246,598 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares. The members of the Special Committee do not own any Shares, other than Restricted Shares. As of March 31, 2009, Ms. Baranco owned 5,957 Restricted Shares and Mr. Evans owned 2,769 Restricted Shares. As discussed below in Item 4 “The Solicitation or Recommendation — Intent to Tender,” to the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than Media and Enterprises) currently intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended).

Director and Officer Stock Options.

As of March 31, 2009, all of the Company’s vested outstanding stock options were exercisable at prices substantially higher than the New Offer Price. Accordingly, the Company does not expect holders of vested stock options to exercise their stock options in connection with the Offer. The number of vested stock options held by the directors and executive officers of the Company and the weighted-average exercise price as of March 31, 2009 is set forth below. None of the vested stock options has an exercise price that is less than the New Offer Price.

	Number of
	Vested	Weighted-Average
Name of Directors and Executive Officers	Options	Exercise Price

Robert F. Neil	750,290	$22.91
Marc W. Morgan	404,315	$22.08
Charles L. Odom	20,283	$21.37

If, following the consummation of the Offer, Media owns at least 90% of the outstanding Shares, it will cause the Company to consummate a short-form merger in which all remaining stockholders would receive the same price per Share as was paid in the Offer, without interest. If the Offer is consummated and Media does not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of Class B Common Stock held by Media into Shares would increase Media’s ownership to 90% of the outstanding Shares, then Media may convert a sufficient number of shares of Class B Common Stock to reach the 90% threshold and promptly thereafter consummate a short-form merger under Delaware law.

In the event Media completes a short-form merger after the expiration of the Offer, any person who continues to be a holder of a stock option will have limited ability to sell any Shares obtained through option exercise as Media intends to delist the Company’s Shares from the NYSE or on any other securities exchange on which the Company’s Shares are listed following the Offer.

Director and Officer Restricted Shares.

Restricted Shares may be tendered only if permitted by the terms of the restricted stock award and all restricted stock awards provide that the Restricted Shares under such restricted stock awards are not transferable. As a result, any Restricted Shares may not be tendered in the Offer. As of March 31, 2009, directors and executive officers of the Company held an aggregate of 58,333 Restricted Shares, of which the members of the Special Committee held in the aggregate 8,726 Restricted Shares.

If Media completes a short-form merger after the expiration of the Offer, Restricted Shares that are not vested will, however, be exchanged for the New Offer Price so that each holder of Restricted Shares will receive a cash payment equal to the New Offer Price multiplied by the number of Restricted Shares the holder holds less applicable withholding taxes.

Compensation to Members of the Special Committee.

As compensation for services rendered in connection with serving on the Special Committee, Ms. Baranco and Mr. Evans each will receive a one-time fee of $35,000. In addition, each member of the Special Committee will receive a fee of $1,000 for each telephonic and in-person meeting of the Special Committee attended by such member.

Services and Other Transactions with Enterprises.

The Company receives certain management services from, and has entered into certain transactions with, Enterprises. Costs of the management services that are allocated to the Company are based on actual direct costs incurred by the Company or on Enterprises’ estimate of expenses relative to the management services provided to other subsidiaries of Enterprises. The Company believes that these allocations are made on a reasonable basis and that receiving these management services from Enterprises creates cost efficiencies; however, the Company has not conducted a study or made any attempt to obtain quotes from unaffiliated third parties to determine the cost of obtaining such management services from third parties. The management services and transactions described below have been reviewed by the audit committee of the Board, which has determined that such management services and transactions are fair to and in the best interests of the Company.

The Company also receives day-to-day cash management services from Enterprises with settlements of outstanding balances between the Company and Enterprises occurring periodically at market interest rates. As a part of these cash management services, Enterprises transfers funds to cover the Company’s checks presented for payment and the Company records a book overdraft, which is classified as accounts payable in the Company’s accompanying balance sheets. Book overdrafts of $5.9 million and $2.8 million existed at December 31, 2008 and 2007, respectively, as a result of the Company’s checks outstanding.

The amounts due to or from Enterprises are generally due on demand pursuant to the terms of two revolving promissory notes dated December 4, 2003 and represent the net balance of the intercompany transactions. Copies of these revolving promissory notes are collectively filed as Exhibit (e)(1) to the Schedule 14D-9 filed on April 3, 2009. Amounts due to and from Enterprises accrue interest at either Enterprises’ current commercial paper borrowing rate or at a LIBOR-based rate (1.8% and 6.0% at December 31, 2008 and 2007, respectively), depending upon the Company’s credit rating. Enterprises owed the Company approximately $1.4 million at December 31, 2008, and the Company owed Enterprises approximately $16.6 million at December 31, 2007.

The Company also receives certain management services from Enterprises and Media, including management and financial advisory services, legal, corporate secretarial, tax, internal audit, risk management, purchasing and materials management, employee benefit (including pension plan) administration, fleet, engineering and other support services. Expenses allocated for these services are included in corporate general and administrative expenses in the Company’s Consolidated Statements of Income filed with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and are incorporated herein by reference. The Company was allocated expenses of approximately $3.4 million, $3.2 million and $3.2 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to these services.

In connection with these management services, the Company reimburses Enterprises for payments made to third-party vendors for certain goods and services provided to the Company under arrangements made by Enterprises on behalf of Enterprises and its affiliates, including the Company. The Company believes such arrangements result in the Company receiving such goods and services at more attractive pricing than the Company could secure on its own.

Such reimbursed expenditures include insurance premiums for coverage through Enterprises’ insurance program, which provides coverage for all of Enterprises’ affiliates, including the Company. Rather than self-insuring these risks, Enterprises purchases insurance for a fixed-premium cost from several insurance companies, including an insurance company indirectly owned by descendants of Governor James M. Cox, the founder of Enterprises, including Mr. Kennedy and his sister, who each own 25% of the insurance company. This insurance company is an insurer and re-insurer on various insurance policies purchased by Enterprises and it employs an independent consulting actuary to calculate the annual premiums for general/auto liability and workers compensation insurance based on the Company’s loss experience, consistent with standard insurance industry practice. The Company’s portion of these insurance costs was approximately $0.6 million, $0.6 million and $0.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company’s employees participate in certain Enterprises employee benefit plans and the Company made payments to Enterprises in 2008 for the costs incurred because of such participation, including self-insured employee medical insurance costs of approximately $11.1 million, retiree medical payments of approximately $0.2 million, post-employment benefits of approximately $0.7 million and pension plan payments of approximately $5.9 million. Costs incurred for these items in 2007 and 2006 were self-insured employee medical insurance costs of approximately $10.7 million and $10.5 million, respectively; retiree medical payments of approximately $0.2 and $0.1 million, respectively; post-employment benefits of approximately $0.7 million for each year; and pension plan payments of approximately $6.2 million and $1.1 million, respectively.

The Company’s headquarters building is leased by Enterprises from a partnership that in turn is indirectly owned by descendents of Governor Cox, with an indirect 36% interest held in the aggregate by the children of Mr. Kennedy, and an indirect less than 3% interest held in the aggregate by Mr. Kennedy and his sister. The Company pays rent and certain other occupancy costs to Enterprises for space in Enterprises’ corporate headquarters building. Rent and occupancy expense is allocated based on occupied space. Related rent and occupancy expense was approximately $0.9 million, $0.9 million and $0.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has entered into lease agreements with Media with respect to studio and tower site properties in Atlanta, Georgia, Dayton, Ohio and Orlando, Florida that are used for the Company’s radio operations in those markets. The annual rental cost in the aggregate was approximately $0.7 million for each of the years ended December 31, 2008, 2007 and 2006.

Cox Search, Inc., a wholly owned subsidiary of Enterprises, from time to time purchases radio advertising from the Company’s Atlanta radio stations at regular commercial rates. The amount purchased was $0.3 million, $0.4 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Television stations located in Atlanta, Georgia and Orlando, Florida, as well as newspaper operations located in Atlanta, Georgia, all owned indirectly by Enterprises, from time to time purchase radio advertising from the Company’s radio stations at regular commercial rates. The aggregate amount purchased was $1.9 million, $1.8 million and $2.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company may also, from time to time, purchase advertising at regular commercial rates from television stations located in Atlanta and Orlando owned indirectly by Enterprises. The aggregate amount purchased was $0.3 million, $0.7 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Item 4.  The Solicitation or Recommendation.

Solicitation Recommendation.

The Special Committee has unanimously determined and continues to believe that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises). Additionally, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Special Committee made this determination after carefully considering the New Offer Price and other relevant facts and information, and after discussing such factors with the Special Committee’s outside counsel and financial advisor. The factors that were relied upon by the Special Committee in making its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer are described below. See “— Reasons for the Special Committee’s Recommendation.”

Background of the Offer.

Prior to September 1996, the Company was an indirect, wholly owned subsidiary of Enterprises. In September 1996, the Company became a publicly-traded company following Enterprises’ spin off of the Company (the “Spin-Off”), and the Shares were listed for trading on the NYSE. Since the Spin-Off, the Company has had two classes of common stock: the Shares and the shares of Class B Common Stock. Each Share is entitled to one vote per share, and each share of Class B Common Stock is entitled to ten votes per share voting together as a single class. As of March 31, 2009, Enterprises, through Media, beneficially owned 3,591,954 Shares and 58,733,016 shares of the Company’s Class B Common Stock. As a result of Media’s ownership of the Media Shares, Media holds 97.2% of the voting power of the aggregate outstanding shares of the Company and 78.4% of the aggregate outstanding shares of the Company.

On March 22, 2009, James C. Kennedy, chairman of the Board and chairman of the board of directors of Enterprises, Jimmy W. Hayes, a member of the Board and the chief executive officer, president and a director of Enterprises, and Sanford H. Schwartz, president of Media, telephoned each of the members of the Board who are not executive officers or directors of Enterprises, including Ms. Baranco and Mr. Evans, for the purpose of advising them of the Offer. Later that day, Mr. Hayes spoke to Mr. Evans to advise him of the Offer. During their conversation, Mr. Hayes informed Mr. Evans that Ms. Baranco and Mr. Evans, neither of whom is a member of management or affiliated with Enterprises or Media, would likely be asked by the Board to serve on the Special Committee to evaluate the Offer because he and Ms. Baranco were the only directors who would have sufficient independence from Media and Enterprises to serve on the Special Committee. During their conversation, Mr. Hayes asked Mr. Evans if Mr. Evans would be willing to serve on the Special Committee if asked by the Board to do so. Mr. Evans stated that he would accept such service if the Board appointed him to the Special Committee. Mr. Evans telephoned Mr. Kennedy to inform Mr. Kennedy that Mr. Evans had received a telephone call from Mr. Hayes regarding the Offer. In determining whether Ms. Baranco and Mr. Evans were independent, the Board used the definitions of independence set forth in Section 303A of the Corporate Governance Listing Standards of the NYSE and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

Also on March 22, 2009, Mr. Kennedy spoke with Ms. Baranco and advised her of the Offer. During their conversation, Mr. Kennedy informed Ms. Baranco that Mr. Evans and Ms. Baranco would likely be asked by the Board to serve on the Special Committee to evaluate the Offer, because she and Mr. Evans were the only directors who would have sufficient independence from Media and Enterprises to serve on the Special Committee. During their conversation, Mr. Kennedy asked Ms. Baranco if she would be willing to serve on the Special Committee if asked by the Board to do so. Ms. Baranco stated that she would accept such service if the Board appointed her to the Special Committee.

Mr. Evans conferred with Ms. Baranco, and they determined to begin taking actions in an informal manner (with the understanding that the Board would likely formally appoint them as members of a special committee), because of the Commission’s requirement that the Special Committee file and distribute a

Schedule 14D-9 containing its position with respect to the Offer within ten business days from March 23, 2009.

That same day, Enterprises sent by e-mail a letter to all of the members of the Board describing the Offer, a copy of which is filed as Exhibit (a)(5)(A) to the Schedule 14D-9 filed on April 3, 2009. The letter also states that Enterprises is interested only in acquiring the Shares not otherwise owned by Media and that Enterprises will not sell any Shares owned by Media or consider any strategic transaction involving the Company other than the Offer.

On March 23, 2009, Media and Enterprises commenced the Offer and issued a press release announcing the commencement of the Offer. The Company issued a press release on March 23, 2009, to confirm its receipt of the Offer, a copy of which is filed as Exhibit (a)(5)(B) to the Schedule 14D-9 filed on April 3, 2009.

On the morning of March 23, 2009, Ms. Baranco and Mr. Evans met telephonically with the chief financial officer, corporate secretary, assistant corporate secretary and outside counsel of the Company to discuss the Special Committee’s hiring of independent legal and financial advisors. The corporate secretary reminded Mr. Evans and Ms. Baranco that the corporate secretary and assistant corporate secretary of the Company were also officers of Enterprises. Later that morning, Ms. Baranco and Mr. Evans received from the corporate secretary of the Company, Media and Enterprises, lists of law firms and investment banking firms with which Enterprises, Media or their affiliates had a relationship. Subsequent to receiving these lists, Ms. Baranco and Mr. Evans met telephonically to discuss these lists and considered several national law firms not on the law firm list provided. That evening, Ms. Baranco and Mr. Evans approved the retention of DLA Piper LLP (US) as its independent legal advisor, subject to final conflicts clearance, and determined to formalize the engagement of DLA Piper with an engagement letter once the Special Committee was officially formed by the Board.

Between March 23 and 25, 2009, with the assistance of DLA Piper as outside counsel, Ms. Baranco and Mr. Evans held numerous telephonic meetings relating to organizational matters and their responsibilities as proposed members of the Special Committee. They also began to develop a process to review the Offer. During this time, Ms. Baranco and Mr. Evans reviewed materials from several investment banking firms and conducted telephonic interviews with representatives from two investment banking firms in an effort to determine which investment banking firm the Special Committee should retain as its independent financial advisor once the Special Committee was officially formed by the Board. These firms discussed with Ms. Baranco and Mr. Evans their relevant experience and the types of valuation methodologies they expected to employ in analyzing the Offer. These firms were not on the list of investment banking firms provided to the Special Committee by the corporate secretary of the Company.

During a telephonic meeting on March 25, 2009, in which outside counsel to the Special Committee participated, Ms. Baranco and Mr. Evans discussed at length the merits of several investment banking firms that could act as the Special Committee’s financial advisor. Based on its reputation, independence, experience and knowledge of the broadcasting industry, Ms. Baranco and Mr. Evans approved the retention of Gleacher Partners LLC (“Gleacher”) as the Special Committee’s financial advisor, subject to reaching an agreement on the terms of its engagement. Before selecting Gleacher, Ms. Baranco and Mr. Evans discussed with their outside counsel the experience and independence of Gleacher to provide independent and objective financial advisory services to the Special Committee taking into account an insignificant business relationship between a management official of Gleacher and one of the members of the Special Committee. Ms. Baranco and Mr. Evans also considered that Gleacher had no recent financial advisory or other commercial or investment banking relationships with the Company, and no financial interest in either the Company or Enterprises or their respective affiliates.

During another telephonic meeting on March 25, 2009, Ms. Baranco and Mr. Evans discussed with their outside counsel the retention of special Delaware counsel to assist with the legal representation of the Special Committee. Ms. Baranco and Mr. Evans discussed various Delaware law firms with their outside counsel, and based on the recommendation of their outside counsel, Ms. Baranco and Mr. Evans approved the engagement of Richards, Layton & Finger, P.A. as special Delaware counsel.

Between March 24 and 27, 2009, outside counsel to the Special Committee discussed the role of the Special Committee with respect to the Offer with outside counsel to Enterprises, including whether the Special Committee should have the authority to negotiate the terms of the Offer with Media and Enterprises. The Board adopted resolutions that officially formed and approved the Special Committee, its members and its role with respect to the Offer on March 31, 2009, and the Board ratified the Special Committee’s members’ authority to act prior to that date, including retention of its independent legal and financial advisors (the “March 31 Resolution”). A copy of the March 31 Resolution is filed as Exhibit (a)(5)(G) to Amendment No. 1.

The Board delegated to the Special Committee the exclusive power and authority of the Board, to the fullest extent permitted by applicable law and the Company’s bylaws, to consider the Offer and make a statement regarding the Offer to the Company’s stockholders. In addition, the Board approved a one-time fee of $35,000 to be paid to each member of the Special Committee for such member’s services on the Special Committee and an additional meeting fee of $1,000 for each telephonic and in-person meeting of the Special Committee that a member attended. In light of Enterprises’ statement that it was not interested in selling its Shares and would not consider any strategic transaction involving the Company other than the Offer, the Special Committee was not empowered or authorized to initiate, solicit or accept alternative proposals from third parties with respect to the acquisition of any of the assets or of the capital stock of the Company.

On March 26 and 27, 2009, Ms. Baranco and Mr. Evans held numerous telephonic meetings with their outside counsel and financial advisor to further develop the process for evaluating the Offer and to determine the information necessary for the Special Committee to complete its evaluation of the Offer.

On March 26, 2009, Charles L. Odom, the Company’s chief financial officer, requested that Enterprises provide to the Special Committee’s financial advisor a copy of all information that the Company had provided to Enterprises in the ordinary course that was subsequently used in connection with the Offer. On March 27, 2009, an attorney from Enterprises’ outside counsel responded to Mr. Odom’s request by providing the Special Committee’s outside counsel with all of the materials that the Company had provided to Enterprises in the ordinary course and that were subsequently used in connection with Enterprises’ planning and preparing the Offer. The correspondence also included Enterprises’ analysis of the number of outstanding Shares of the Company’s common stock that was derived from stock holding information provided by the Company in the ordinary course.

On March 30, 2009, at the request of the Special Committee’s financial advisor, representatives from Media and Enterprises’ financial advisor, the Special Committee’s financial advisor, the Special Committee’s outside counsel and Media and Enterprises’ outside counsel, met telephonically to discuss the Company’s adjusted projected unlevered free cash flow for 2013 as developed by Media and Enterprises’ financial advisor and reflected in the Schedule TO.

On March 31, 2009, the Special Committee, its outside counsel, its financial advisor, and members of the Company’s management met telephonically. The Special Committee’s financial advisor provided the Company with an overview of the contents of its preliminary report and asked Robert F. Neil, the Company’s president and chief executive officer, and Mr. Odom, to give the Special Committee an update on the Company’s current results of operations as well as an overview of management’s assumptions and qualifications underlying the projections that management provided to the Special Committee’s financial advisor. After giving their report to the Special Committee and responding to questions from the Special Committee, Messrs. Neil and Odom were excused from the meeting.

The Special Committee’s financial advisor continued with an overview of its preliminary report and its underlying analysis, and responded to questions from the Special Committee. The Special Committee also discussed with its outside counsel certain legal matters related to the Offer.

On April 1, 2009, the Special Committee met in person with its outside counsel and financial advisor. The Special Committee ratified all actions and approvals taken and made by the members of the Special Committee prior to the formal constitution of the Special Committee, including the retention of its independent legal and financial advisors and their respective actions to date. The Special Committee reviewed the key terms and conditions of the Offer with its outside counsel and financial advisor. The Special Committee also discussed with its outside counsel and financial advisor the market reaction to the Offer. The Special Committee’s financial advisor gave the Special Committee a report on its analysis with respect to the fairness of the Offer Price. The Special Committee’s financial advisor reviewed for the Special Committee each methodology the financial advisor used in its analysis of the fairness of the Offer Price. The Special Committee’s financial advisor responded to questions from the Special Committee regarding its analysis, recent share repurchases by the Company, the terms of the financial covenant in the Company’s bank credit facility (the “Revolving Credit Facility”), assumptions underlying each analysis that it performed and different methods that can be employed to assess the fairness of the Offer Price and whether the Offer Price is within a range of fairness. The Special Committee discussed with its outside counsel and its financial advisor the Offer, including its terms and conditions, the Company’s current financial results as provided by Messrs. Neil and Odom on March 31, 2009, the forecast the Company’s management prepared in February 2009 (the “February Forecast”) and the current and anticipated economic environment.

The Special Committee unanimously determined that the Offer was fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises) and to recommend to the Company’s stockholders (other than Media and Enterprises) that such stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later that day, the Company issued a press release announcing that the Board had officially formed the Special Committee to consider the Offer and that the Special Committee expected to file and distribute a Schedule 14D-9 containing its position with respect to the Offer by April 3, 2009. A copy of the press release is filed as Exhibit (a)(2)(C) to the Schedule 14D-9 filed on April 3, 2009.

On April 3, 2009, the Special Committee filed and distributed a Schedule 14D-9, which provided that the Special Committee unanimously determined that the Offer was fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises) and recommended that the Company’s stockholders (other than Media and Enterprises) accept the Offer and tender their Shares pursuant to the Offer. The Schedule 14D-9 filed on April 3, 2009 stated that the Special Committee did not have the authority to negotiate the terms of the Offer.

Between April 3 and 11, 2009, the Special Committee monitored the Company’s stock price and the market reaction to the Offer after the Special Committee’s recommendation was disclosed in the Schedule 14D-9 filed on April 3, 2009. On April 11 and 12, 2009, the Special Committee held several informal telephonic conversations with its outside counsel to discuss the market reaction to the Offer. The Special Committee determined that it would meet telephonically on April 13, 2009 with its outside counsel and financial advisor to discuss the events that had occurred between April 3 and 12, 2009.

On April 13, 2009, the Special Committee met twice telephonically with its outside counsel and financial advisor to discuss the market reaction to the Offer. After consultation with its outside counsel and financial advisor, the Special Committee decided that it would telephone John M. Dyer, executive vice president and chief financial officer of Enterprises, to discuss the status of the Offer.

Later that day, the Special Committee telephoned Mr. Dyer and informed him that, although the Special Committee believed the Offer Price remained fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises), the Special Committee was concerned that the non-waivable majority of the minority condition might not be satisfied as an insufficient number of Shares were likely to be tendered. The Special Committee discussed with Mr. Dyer a variety of factors underlying its concern. The Special Committee stated that it continued to believe the consummation of a tender offer was in the best interests of the Company’s stockholders (other than Media and Enterprises) and informed Mr. Dyer that Media and Enterprises should consider increasing the Offer Price. However, at that time, the Special Committee determined that it was not appropriate for it to propose a new Offer Price to Media and Enterprises. After the Special Committee telephoned Mr. Dyer, the Special Committee met telephonically with its outside counsel to discuss its conversation with Mr. Dyer.

That same day, Media and Enterprises filed an amendment to the Schedule TO and Media, Enterprises and the Company filed an amendment to the Schedule 13E-3, reporting the Company’s unaudited preliminary financial results for the month and three months ended March 31, 2009 (the “First Quarter Preliminary Financial Results”). The amendment to the Schedules TO and 13E-3 also included an updated forecast of the Company’s statement of income and other financial data for fiscal year 2009 (the “March Forecast”), which was prepared in the ordinary course of business by senior management of the Company and without input from Media and Enterprises. The First Quarter Preliminary Financial Results reflected that the Company had (a) revenue of $75.5 million as compared to projected revenue of $74.9 million in the February Forecast, (b) operating cash flow of $11.4 million as compared to projected operating cash flow of $10.5 million in the February Forecast and (c) operating income plus depreciation and amortization, impairment of intangible assets and net losses on sales of assets (“EBITDA”), of $10.6 million as compared to projected EBITDA of $9.6 million in the February Forecast. The March Forecast reflected (a) projected revenue of $341.7 million as compared to projected revenue of $341.5 million in the February Forecast, (b) projected operating cash flow of $76.0 million as compared to projected operating cash flow of $73.6 million in the February Forecast, and (c) projected EBITDA of $72.3 million as compared to projected EBITDA of $69.0 million in the February Forecast.

On the morning of April 15, 2009, the Special Committee received a telephone call from Mr. Dyer who informed the Special Committee that Media and Enterprises would consider increasing the Offer Price, but that Media and Enterprises requested that the Special Committee propose an increased Offer Price. The Special Committee stated that it was not appropriate at that time for it to propose an increased Offer Price, but suggested that, at a minimum, Media and Enterprises should consider the public trading prices of the Shares since the announcement of the Offer. Mr. Dyer also informed the Special Committee that Media and Enterprises had asked their financial advisor to contact the Special Committee’s financial advisor regarding a potential increase of the Offer Price.

Later that morning, Media and Enterprises’ financial advisor telephoned the Special Committee’s financial advisor and talked about a process for discussing an increased Offer Price, but the respective financial advisors did not have any substantive discussions regarding the Offer Price.

Later on April 15, 2009, the Special Committee further discussed with its outside counsel the recent trading price and volume of the Shares, the overall market reaction to the Offer and the implications those and various other factors would have for satisfaction of the non-waivable majority of the minority condition. Thereafter, the Special Committee telephoned Mr. Dyer to encourage Media and Enterprises to increase the Offer Price, taking into consideration the trading range of the Company’s Shares during the Initial Offer Period. The Special Committee stated that, unless the price was increased, it was concerned that the majority of the minority condition would not be satisfied.

On April 16, 2009, the Special Committee met telephonically with its outside counsel and financial advisor to discuss the fairness of the Offer Price in light of the First Quarter Preliminary Financial Results and the March Forecast. The Special Committee’s financial advisor advised that, although the First Quarter Preliminary Financial Results and the March Forecast reflected marginal improvement as compared to the February Forecast, the impact of such improvement was immaterial in light of the Company’s historical financial performance. In light of the First Quarter Preliminary Financial Results and the March Forecast, the Special Committee’s financial advisor reconfirmed for the Special Committee that the Offer Price was fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises). The Special Committee’s financial advisor responded to questions from the Special Committee regarding its analysis. The Special Committee concluded that the First Quarter Preliminary Financial Results and the March Forecast did not change its determination that the Offer was fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

Later on April 16, 2009, the Special Committee received a telephone call from Mr. Dyer during which he informed the Special Committee that, in light of the factors the Special Committee had previously raised and discussed with Mr. Dyer, Enterprises and Media were giving serious consideration to increasing the Offer Price to $4.20 and that the increased price may not be the best and final offer.

Shortly thereafter on April 16, 2009, the Special Committee met telephonically with its outside counsel and financial advisor to discuss the Special Committee’s telephone conversation with Mr. Dyer. The Special Committee determined that it would telephone Mr. Dyer again to impress upon Media and Enterprises that, given a variety of considerations, Media and Enterprises should make their best and final offer at that time in order to facilitate the valid tender of a sufficient number of Shares to satisfy the majority of the minority condition. Immediately after the Special Committee meeting ended, the Special Committee telephoned Mr. Dyer and communicated to him this message.

On April 17, 2009, outside counsel to the Special Committee and outside counsel to Enterprises and Media discussed by telephone the status of the Offer, the scope of the Special Committee’s authority, and the Special Committee’s willingness and the willingness of its financial advisor to engage in negotiations. They also discussed that the Special Committee’s understanding of the authority granted to it in the context of the negotiations of the March 31 Resolution differed from Media and Enterprises’ understanding.

On April 18, 2009, the Special Committee met telephonically with its outside counsel to be updated with respect to recent events and the status of the Offer. The Special Committee also discussed with its outside counsel a proposed Board resolution that would clarify the authority previously granted to the Special Committee pursuant to the March 31 Resolution with respect to the Offer.

On April 19, 2009, outside counsel to the Special Committee and outside counsel to Enterprises and Media had several telephone calls to discuss the status of the Offer. Throughout the day on April 19, 2009, the Special Committee met telephonically several times with its outside counsel and financial advisor to be updated with respect to the developments with respect to the Offer and to discuss various potential alternatives depending on what position Enterprises and Media decided to take with respect to the Offer. During its last meeting on April 19, 2009, after learning from its outside counsel that Enterprises and Media intended to extend the Initial Offer Period for an additional ten business days without increasing the Offer Price, the Special Committee discussed with its outside counsel and financial advisor the various positions that the Special Committee could take with respect to this development in the status of the Offer. The Special Committee unanimously determined to withdraw its recommendation and to express no opinion and remain neutral with respect to the Offer for the reasons described in the Amendment No. 1.

On April 19, 2009, the Board adopted a resolution by unanimous written consent clarifying the Special Committee’s authority to negotiate with Enterprises and Media with respect to the terms of the Offer, including the Offer Price. A copy of the unanimous written consent adopted by the Board is filed as Exhibit (a)(5)(H) to Amendment No. 1.

On the morning of April 20, 2009, Enterprises issued a press release announcing an extension of the Initial Offer Period to the Second Offer Period. Later that day, the Company issued a press release announcing that the Special Committee had withdrawn its recommendation. A copy of the press release is filed as Exhibit (a)(2)(D) to Amendment No. 1. In addition, the Company also filed an Amendment No. 1 withdrawing its recommendation that the Company’s stockholders accept the Offer and tender their Shares. At that time, the Special Committee determined to express no opinion and remain neutral with respect to the Offer. However, the Special Committee did not change its previous determination with respect to the fairness, from a financial point of view, of the Offer Price to the Company’s stockholders (other than Media and Enterprises).

Shortly thereafter on April 20, 2009, the Special Committee’s financial advisor telephoned Messrs. Neil and Odom to confirm that the financial results for the Company had not changed since the disclosure of the First Quarter Preliminary Financial Results and the March Forecast. The Special Committee’s financial advisor asked Messrs. Neil and Odom to notify the Special Committee in the event that Messrs. Neil and Odom became aware of any material change in the Company’s financial results or projections.

Later that day, Media and Enterprises’ financial advisor telephoned the Special Committee’s financial advisor and discussed a process for negotiating a new Offer Price and made arrangements to meet in person the following day.

That same day, the Special Committee received a telephone call from Mr. Dyer to thank the Special Committee for its work to date, to discuss the Special Committee’s change in its position with respect to the

Offer, and to discuss a process for moving forward. Mr. Dyer noted to the Special Committee that he believed there were positive developments in the stockholder community regarding the Offer.

Shortly thereafter, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor updated the Special Committee on its call with Media and Enterprises’ financial advisor.

On April 21, 2009, the Special Committee’s financial advisor and Media and Enterprises’ financial advisor met in person to negotiate a new Offer Price. The Special Committee’s financial advisor provided Media and Enterprises’ financial advisor with an overview of pre- and post-tender offer trading prices and a minority interest premiums paid analysis detailing representative initial offer and final offer premiums in such transactions. The Special Committee’s financial advisor informed Media and Enterprises’ financial advisor that the Special Committee had given the Special Committee’s financial advisor authority to solicit the views of the Company’s stockholders regarding the Offer. Media and Enterprises’ financial advisor shared with the Special Committee’s financial advisor the feedback it had received from stockholders regarding the Offer. Media and Enterprises’ financial advisor also informed the Special Committee’s financial advisor that Enterprises is a disciplined buyer.

On April 22, 2009, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor updated the Special Committee on its meeting with Media and Enterprises’ financial advisor and outlined its approach for determining a proposed price for the Shares. Also during the day on April 22, 2009, the Special Committee’s financial advisor placed several calls to stockholders to solicit their views regarding an increased Offer Price.

On April 23, 2009, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor informed the Special Committee of the feedback it had received from stockholders regarding an increased Offer Price. The Special Committee’s financial advisor provided the Special Committee with a report of its analysis with respect to a new Offer Price to propose to Media and Enterprises that would increase the likelihood of satisfying the majority of the minority condition, including the following methodologies used in its analysis: (a) pre- and post-tender offer trading prices, (b) minority premiums paid analysis for transactions whereby the initial offer price was raised and the transaction was completed, and (c) prices that have led to the successful completion of offers to average interim trading prices during such offers. The Special Committee discussed with its outside counsel and financial advisor the Special Committee’s proposed strategy with respect to negotiating a new Offer Price with Media and Enterprises. Thereafter, the Special Committee instructed its financial advisor to propose a new Offer Price of $5.00 per Share to Media and Enterprises’ financial advisor. The Special Committee decided that it would reconvene the meeting later that day after the Special Committee’s financial advisor had conveyed its proposal for a new Offer Price to Media and Enterprises’ financial advisor.

Following the Special Committee meeting, the Special Committee’s financial advisor met telephonically with Media and Enterprises’ financial advisor and advised them that, after discussing various factors with its outside counsel and financial advisor, the Special Committee was requesting that Media and Enterprises raise the Offer Price to $5.00 per Share and, if Media and Enterprises did so, the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price. The Special Committee’s financial advisor provided Media and Enterprises’ financial advisor with a number of factors that they believed supported the requested new Offer Price, including recent weighted-average trading price information for the Shares, premiums paid in other minority interest transactions, the average price paid by the Company in repurchases of its Shares during the first quarter of 2009 and recent discussions with certain of the Company’s stockholders.

Shortly thereafter, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor reported that it had conveyed the proposed new Offer Price to Media and Enterprises’ financial advisor and that the Special Committee’s financial advisor expected Media and Enterprises to respond to the proposed new Offer Price through their financial advisor the following day.

On April 24, 2009, the Special Committee’s financial advisor met in person with Media and Enterprises’ financial advisor. Media and Enterprises’ financial advisor provided the Special Committee’s financial advisor with information regarding its analysis with respect to the new Offer Price of $5.00 per Share proposed by the Special Committee. Media and Enterprises’ financial advisor conveyed that Media and Enterprises would increase the Offer Price to $4.42 per Share if the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price. Media and Enterprises’ financial advisor expressed Media and Enterprises’ desire to meet with the Special Committee in person on April 28, 2009 to continue negotiations regarding a new Offer Price.

Shortly thereafter, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor conveyed Media and Enterprises’ proposed new Offer Price. The Special Committee decided to consider the proposed new Offer Price over the weekend and to discuss it with its outside counsel and financial advisor on April 27, 2009.

On April 27, 2009, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor provided the Special Committee with a summary of the presentation that Media and Enterprises’ financial advisor made to the Special Committee’s financial advisor on April 24, 2009. The Special Committee discussed with its outside counsel and financial advisor the Special Committee’s proposed strategy with respect to negotiating with Media and Enterprises and its financial advisor concerning a new Offer Price. The Special Committee instructed its financial advisor to propose a new Offer Price of $4.82 per Share to Media and Enterprises’ financial advisor.

Later that day, the Special Committee’s financial advisor met telephonically with Media and Enterprises’ financial advisor and advised them that, after further discussions with its outside counsel and financial advisor, the Special Committee was proposing that Media and Enterprises increase the Offer Price to $4.82 per Share and, if it did so, the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price.

On April 28, 2009, the Special Committee’s financial advisor met in person with Media and Enterprises’ financial advisor. Media and Enterprises’ financial advisor informed the Special Committee’s financial advisor that Media and Enterprises would increase the proposed new Offer Price from $4.42 per Share to $4.70 per Share if the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price. After consideration of this proposal, the Special Committee’s financial advisor advised Media and Enterprises’ financial advisor that the Special Committee was not prepared to recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price of $4.70 per Share.

Later that day and after meeting with its financial advisor, the Special Committee met in person with Messrs. Dyer and Hayes to discuss the proposed new Offer Price. Thereafter, Messrs. Dyer and Hayes advised the Special Committee that, after further consideration, Media and Enterprises would increase the Offer Price to $4.80 per Share if the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price and stated that $4.80 per Share was Media and Enterprises’ best and final offer. The Special Committee informed Messrs. Dyer and Hayes that it would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price of $4.80 per share and tender their Shares pursuant to the Offer.

Later that day, the Special Committee met telephonically with its outside counsel and financial advisor. After a discussion regarding the proposed new Offer Price of $4.80 per Share by Media and Enterprises, the Special Committee determined to recommend to the Company’s stockholders (other than Media and Enterprises) that such stockholders accept the Offer at the New Offer Price and tender their Shares pursuant to the Offer.

On April 29, 2009, Media and Enterprises issued a press release announcing the New Offer Price and filed an amendment to the Schedule TO.

On April 30, 2009, the Company issued a press release filed as Exhibit (a)(2)(E) to Amendment No. 2. announcing that the Special Committee had changed its recommendation and was recommending that the Company’s stockholders accept the Offer at the New Offer Price and tender their Shares pursuant to the Offer.

Reasons for the Special Committee’s Recommendation.

In making its determination (a) that the Special Committee withdraw its position that it cannot express an opinion with respect to the Offer, (b) that the Offer Price and New Offer Price are fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises), and (c) to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including the following:

Dramatic Change in the Company’s Operating Environment Brought About by Current Economic Conditions.  In its deliberations, the Special Committee was keenly aware of the unprecedented contraction in the global and U.S. domestic economies and the dramatic adverse impact of that economic contraction on the Company’s financial condition and operating performance, as well as on the market valuation of the Company and other radio broadcast companies. The Special Committee was informed by management of the Company that current economic conditions had caused advertisers, especially advertisers in the automotive, financial services and home improvement industries, who constitute a significant portion of the Company’s revenues, to reduce significantly their advertising spending, thus having a significant adverse impact on the Company’s revenues and operating cash flow. Management of the Company prepared the February Forecast for the remainder of 2009 which reflected estimated EBITDA of $69.0 million (updated to $72.3 million in the March Forecast) as compared to actual EBITDA of $132 million and $154 million for fiscal years 2008 and 2007, or 48% and 55% less, respectively. The Special Committee also considered the First Quarter Preliminary Financial Results and March Forecast which showed slight improvement as compared to the February Forecast but which were still well below the Company’s historical financial performance. In light of the dramatic decline in the economy which has particularly affected sectors from which the Company derives a substantial portion of its revenues, the Special Committee believes that the decline in the Company’s value is not temporary and, as a consequence, the historical valuations of the Company are no longer reflective of its current intrinsic value. Moreover, while the Special Committee believes that the Company’s operating environment will improve over time, the Special Committee does not believe, based on the financial analyses it reviewed and its own judgment of the economic environment, that it is reasonable to assume that the Company will attain growth rates required to achieve future financial results comparable to the Company’s historical financial results.

Opinion of Financial Advisor.  The Special Committee took into account the presentation from its independent financial advisor, Gleacher, on April 1, 2009 and its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the Offer Price to be received by holders of the Shares (other than Media and Enterprises) in the Offer was fair, from a financial point of view, to such holders. A copy of the Gleacher presentation is filed as Exhibit (a)(5)(K) to Amendment No. 2. The full text of the Gleacher written opinion, dated April 1, 2009, is filed as Exhibit (a)(5)(C) to the Schedule 14D-9 filed on April 3, 2009 and should be read in its entirety.

In determining to recommend, on behalf of the Company, that the Company’s stockholders (other than Media and Enterprises) accept the New Offer Price and tender their Shares pursuant to the Offer, the Special Committee also considered the reports delivered to the Special Committee by Gleacher on April 16, 23 and 27, 2009 (each as described under “— Opinion of Financial Advisor — Updated Analysis” below). In evaluating Gleacher’s presentations and reports, the Special Committee was aware that Gleacher would receive the fees described under Item 5 below.

Financial and Business Prospects of the Company and Management’s Projections of Future Performance.  The Special Committee considered the projections of the Company’s future performance prepared by the Company’s management and in particular the February Forecast and the March Forecast. In this regard, the Special Committee considered the Company’s historical financial performance and how it compared to management’s projections of performance for future periods. The Special Committee also considered management’s opinion of the lower projected growth rates of the Company’s advertising revenues given current global and U.S. domestic economic conditions and prospects for a recovery in the near term and the foreseeable future. The Special Committee’s assessment of the Company’s ongoing performance for 2009 and beyond was helpful in placing in context the discounted cash flow analysis prepared by Gleacher (as described under “— Opinion of Financial Advisor” below) and suggested that the market valuation for the Shares would be at the lower end of the range reflected in Gleacher’s analyses and below the Offer Price and well below the New Offer Price.

Risk of Default under the Company’s Revolving Line of Credit.  Under the Company’s Revolving Credit Facility, the Company must maintain compliance with certain covenants, including a covenant to maintain a leverage ratio of less than 5.0 times the trailing 12 months operating cash flow. While the March Forecast reflected marginal improvements in the projected leverage ratio and operating cash flow cushion compared to the February Forecast, the Special Committee nonetheless recognized that the Company may not satisfy this leverage ratio covenant by the fourth quarter of 2009 if conditions worsened relative to the assumptions underlying the March Forecast. The Special Committee also understood that if the Company either breached this leverage ratio covenant or asked its lenders for a waiver of or amendment to the covenant, the Company would likely incur additional significant costs with respect to the Revolving Credit Facility, including additional fees and a higher interest rate, which would adversely impact the Company’s future financial results.

Absence of Alternative Transactions.  The Special Committee considered the fact, as confirmed by a letter dated March 22, 2009 to the Board, that Enterprises is interested only in acquiring the Shares not owned by Media and that Enterprises will not sell any Shares owned by Media or consider any strategic transaction involving the Company other than the Offer. In light of Enterprises’ intentions, the Special Committee concluded that realization of third party sale value or causing a sale of a substantial portion, in a liquidation, break-up or similar transaction, of the Company’s assets were not alternatives available to the Company. Consequently, the Special Committee considered a transaction with Enterprises or continuing the Company as a publicly-traded company, with Enterprises remaining as controlling stockholder, as the only practical alternatives available. Maintaining the Company as a publicly-traded company meant stockholders only could realize trading values for their Shares and that those trading values were likely to be significantly less than the New Offer Price in the near term and also for the foreseeable future given the current operating environment and future prospects for the Company.

Best and Final Offer.  The Special Committee considered the fact that, based on its negotiations with representatives of Enterprises, it believed that the New Offer Price represented Media and Enterprises’ best and final offer. It has been, and remains, the position of the Special Committee that the consummation of the Offer is in the best interests of the Company’s stockholders (other than Media and Enterprises). As a consequence, the Special Committee endeavored to negotiate with Media and Enterprises the highest offer price reasonably possible to enhance the likelihood of satisfying the majority of the minority condition, and believes that the New Offer Price is likely the highest offer price Media and Enterprises would propose.

Conditions to Consummation.  The Special Committee considered the fact that the Offer is subject to satisfaction of or, if permitted, waiver of several conditions, including (a) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by Media or Enterprises or their respective affiliates or the directors and executive officers of the Company, Media or Enterprises (other than the Special Committee members) immediately prior to the expiration of the Offer; and (b) the waivable condition by Media and Enterprises in their sole discretion that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least 90% of the outstanding Shares after giving effect to the conversion of the shares of Class B Common Stock held by Media into Shares on a one-for-one basis.

Holders of Majority of Public Shares Determine Whether Transaction Is Completed Without Coercion.  The Special Committee believes that Media will effect a prompt consummation of a short-form merger if Media acquires ownership of at least 90% of the Shares pursuant to the Offer. The Special Committee also considered Media’s ability and intent to initiate a “subsequent offering period” after the

Shares are first accepted for payment pursuant to the Offer. These measures provide assurances to holders of Shares that such holders may receive the New Offer Price in cash for each of their Shares as soon as practicable, even if they choose not to tender their Shares during the Initial Offer Period. Consequently, the Special Committee concluded that the non-waivable condition of the Offer that a majority of the minority tender their Shares would permit the holders of a majority of the publicly owned Shares to decide if the Offer should be completed by choosing whether to tender their Shares without coercion or any penalty for not tendering their Shares.

Appraisal Rights.  The Special Committee took into consideration the fact that stockholders who do not tender their shares pursuant to the Offer may dissent from the short-form merger (if the short-form merger occurs) and may demand appraisal of the fair value of their shares under the General Corporation Law of Delaware (“DGCL”) whether or not a stockholder vote is required to approve the merger. See Item 8 “— Additional Information — Appraisal Rights” below.

Non-GAAP Financial Measures.

The Company utilizes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) to assess its financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that: (a) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (b) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

The non-GAAP financial measures used here are EBITDA and operating cash flow. Operating cash flow is defined as EBITDA plus long-term incentive plan expense.

The Company’s management believes that EBITDA and operating cash flow provide management useful data to evaluate the Company’s overall financial condition and operating results. The Company’s management also believes that these measures are useful to an investor in evaluating the Company’s performance, because they are commonly used financial analysis tools for measuring and comparing media companies. EBITDA and operating cash flow should not be considered as alternatives to operating income or net income as an indicator of the Company’s financial performance. Operating cash flow should not be considered an alternative to net cash provided by operating activities as a measure of liquidity. These non-GAAP financial measures may not be comparable to similarly titled measures.

Opinion of Financial Advisor.

Gleacher delivered to the Special Committee its oral opinion on April 1, 2009, subsequently confirmed in writing, to the effect that, as of such date, the Offer Price to be paid in connection with the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

The Special Committee considered a presentation from Gleacher that included detailed analyses, including: (a) an analysis of the premium to be paid by Media in the Offer relative to the Company’s historical prices for the Shares; (b) a discounted cash flow analysis that considered the present aggregate value of the projected free cash flows for the Company, assuming it remained independent and based on projections provided to Gleacher by the Company; (c) a premiums paid analysis that investigated the premiums paid for minority interests in cash transactions in the United States that Gleacher deemed relevant; and (d) selected public company analysis of the current trading multiples of public companies whose operating characteristics or industry focus Gleacher believes resemble those of the Company. In addition, Gleacher discussed with the Special Committee the Company’s current financial covenants and the potential impact of the future cash flows of the Company based on projections provided by the Company on the financial debt covenants of the Company.

In conducting its analyses and arriving at its opinion, Gleacher: (a) reviewed certain publicly available financial statements and other information of the Company; (b) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by Company management; (c) analyzed certain financial forecasts prepared by Company management; (d) discussed the past and current operations and financial condition and the prospects of the Company with Company management; (e) reviewed the reported prices and trading activity for the Shares; (f) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly traded companies and their securities that Gleacher considered comparable to the Company in certain respects; (g) reviewed the financial terms, to the extent publicly available, of certain transactions that Gleacher considered comparable to the Offer in certain respects; (h) reviewed the Schedule TO and certain related documents; and (i) reviewed such other information, performed such other analyses and considered such other factors as Gleacher deemed appropriate.

The summary of such analyses does not purport to be a complete description of the analyses underlying the opinion of Gleacher. In arriving at its opinion, Gleacher did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Gleacher believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Gleacher made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters. Because such estimates are inherently subject to substantial uncertainty, none of the Company, Gleacher or any other person assumes responsibility for their accuracy.

Except as disclosed below, Gleacher did not consider any appraisals or valuation reports prepared for the Company or Enterprises, nor were such appraisals or valuations reports provided to the Special Committee. According to the Schedule TO, no appraisals or valuation reports were commissioned in connection with the Offer and no appraisals or valuation reports are related to the Offer in any way. Because the purpose of the appraisals was to evaluate year-over-year changes in the value of Enterprises and its holdings, Gleacher did not consider these appraisals or deem them to be relevant in conducting its analyses and arriving at its opinion. Because the purpose of the valuation reports was to test for potential impairments in the Company’s Federal Communications Commission licenses and radio stations pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, Gleacher did not consider these valuation reports or deem them to be relevant in conducting its analyses and arriving at its opinion other than considering the weighted average cost of capital used in the Bond & Pecaro valuation as of December 31, 2008 in its discounted cash flow analysis. In light of the fact that Gleacher did not consider these appraisals and valuation reports as they were irrelevant, the Special Committee did not consider them in its evaluation of the Offer.

The Gleacher opinion, which is filed as Exhibit (a)(5)(C) to the Schedule 14D-9 filed on April 3, 2009, sets forth the procedures followed, assumptions made, matters considered in and the limitations on the review undertaken by Gleacher in providing its opinion. The Company’s stockholders are encouraged to read the opinion of Gleacher carefully and in its entirety. The opinion of Gleacher was addressed to and presented for the benefit of the Special Committee in connection with its consideration of the Offer and is directed only to the fairness from a financial point of view of the consideration to be received by the Company’s stockholders, other than Media and Enterprises, pursuant to the Offer and does not constitute a recommendation as to whether the Company’s stockholders should accept or reject the Offer. Gleacher was retained to serve as an advisor to the Special Committee and not as an advisor to or agent of the Company, the Board or any of the Company’s stockholders. Its opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer or any matter related thereto.

The following is a summary of the material financial analyses used by Gleacher in connection with delivering its opinion to the Special Committee. The financial analyses summarized below include information presented in tabular format. To fully understand the financial analyses used by Gleacher, the tables must be read together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Gleacher’s opinion.

Historical Trading Analysis

Gleacher reviewed the historical trading prices and volumes for the Shares for the period from March 20, 2008 to March 20, 2009 (last trading date prior to the commencement of Offer). Gleacher noted the average closing prices for the one month ($4.07), three months ($5.08), six months ($5.88) and one year ($8.75) prior to the commencement of the Offer. Gleacher noted that the Offer Price represents a discount of 70.9% to the highest closing price for that period ($13.05, on May 15, 2008) and a premium of 26.2% over the lowest closing price for that period ($3.01, on March 10, 2009).

Gleacher also reviewed the recent stock price performance of the Shares in comparison to the stock price performance of (a) the S&P 500 Index and (b) a market capitalization weighted index of selected public companies that Gleacher determined were comparable to the Company in certain respects for a period from March 27, 2008 to March 27, 2009.

The selected public company index includes Entercom Communications, Cumulus Media, Beasley Broadcast, Radio One, Citadel Broadcasting, Emmis Communications, Saga Communications, Salem Communications and Regent Communications (collectively, the “Selected Public Company Index”). No company used in the Selected Public Company Index is identical to the Company because of differences in the business mix, markets served, operations, and other characteristics of the Company and the companies used in the Selected Public Company Index.

The foregoing historical trading analysis was presented to the Special Committee to provide it with background information and perspective with respect to the relative historical share prices and share price performances of the Company.

Discounted Cash Flow Analysis

As part of its analysis and in order to estimate the present value of the Shares, Gleacher prepared a discounted cash flow analysis for the Company for the purpose of determining the equity value per Share. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. The term “present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Gleacher calculated the unlevered free cash flows that the Company expects to generate in fiscal years 2009 through 2013 based upon financial projections prepared by the Company’s management.

Financial Projections ($ in millions)

	2009E	2010E	2011E	2012E	2013E

Operating Cash Flow	$73.6	$76.2	$78.8	$81.6	$84.9
Less: LTIP	(4.6)	(7.6)	(10.0)	(12.4)	(14.7)
EBITDA	$69.0	$68.5	$68.9	$69.2	$70.2
Less: D&A	(10.7)	(10.9)	(11.3)	(11.5)	(11.8)

EBIT	$58.3	$57.7	$57.6	$57.8	$58.4
Less: Taxes	(23.3)	(23.4)	(23.4)	(23.5)	(23.8)
Tax-Effected EBIT	$35.0	$34.3	$34.2	$34.3	$34.6
Plus: D&A	10.7	10.9	11.3	11.5	11.8
Plus: Deferred Taxes	21.6	21.3	20.8	19.5	17.0
Plus: LTIP	4.6	7.6	10.0	12.4	14.7
Less: Capex	(6.8)	(17.7)	(17.7)	(15.1)	(14.4)
Less: Signal Upgrade Costs	(17.8)	(10.1)	(10.1)	0.0	0.0
Less: Inc. in WC	0.0	(0.7)	(0.8)	(1.1)	(1.2)

Free Cash Flow	$47.3	$45.6	$47.6	$61.5	$62.3

Gleacher calculated the terminal value for the Company by applying a terminal growth rate ranging from 1% to 3% to the Company’s unlevered free cash flow during the final year of the five-year period ending 2013 based on Gleacher’s judgment and experience after discussions with the Company’s management, which included management’s view on the Company’s historic and future trading prospects and other market conditions.

The unlevered free cash flows and the terminal value were then discounted to present value using a range of discount rates from 9% to 12%. The discount rate range was based upon an analysis of the weighted average cost of capital of the Company conducted by Gleacher. In selecting the discount rate range, Gleacher considered the following factors: (a) the highly leveraged capital structure of the Selected Public Company Index, (b) the long-horizon expected equity risk premium and relevant size premium, (c) an estimate for the capital structure of the Company under normal market conditions, and (d) the weighted average cost of capital in the Bond & Pecaro valuation as of December 31, 2008 of 10.5%.

A summary of the implied range of per share prices for the Shares based on the foregoing is set forth below:

	Weighted Average Cost of Capital
Perpetuity Growth Rate	9%	10%	11%	12%

1%	$2.59	$1.81	$1.19	$0.67
2%	3.33	2.37	1.62	1.01
3%	4.32	3.09	2.16	1.43

Minority Interest Premiums Paid Analysis

Gleacher analyzed the consideration to be received by the Company’s stockholders for the Shares in the Offer relative to the Company’s historical prices for the Shares. The following table lists the percentage premium of the Offer Price as compared to the closing prices for the Shares one-day, one-week and four-weeks prior to the commencement of the Offer.

	Premium to Price Prior to Offer (March 23, 2009)
Offer Price	1 Day	1 Week	4 Weeks

$3.80	15.2%	16.9%	(24.9)%

Gleacher reviewed publicly available information with respect to the following selected offers to acquire minority interests made since January 1, 2004 for U.S.-based companies in which the consideration was cash and whereby the acquiror owned more than 50% of the shares of the target prior to the offer:

Date Announced	Target	Acquiror

March 25, 2009	Hearst-Argyle Television	Hearst Corp.
October 22, 2008	Buckeye GP Holdings	ArcLight and Kelso & Co.
March 10, 2008	Nationwide Financial Services	Nationwide
October 23, 2007	Waste Industries USA	Management, Macquarie & GS
August 24, 2007	Hearst-Argyle Television	Hearst Corp.
July 18, 2007	Alfa Corp.	The Mutual Group
February 23, 2007	Great American Financial Res.	American Financial Group
October 9, 2006	NetRatings	VNU Group BV
March 21, 2006	Erie Family Life Insurance Co.	Erie Indemnity
March 17, 2006	William Lyon Homes	General William Lyon
September 1, 2005	7-Eleven, Inc.	Seven-Eleven Japan Co.
April 27, 2005	William Lyon Homes	General William Lyon
April 14, 2005	Rubicon Medical Corp.	Boston Scientific
August 2, 2004	Cox Communications	Cox Enterprises
February 20, 2004	Johnson Outdoors	The Johnson Family

For each transaction, Gleacher analyzed, based on the initial and final offers, the premium offered by the acquiror to the price of the target’s shares one day and four-weeks prior to the initial announcement of the transaction.

A summary of the reference range of premiums in minority interest offers is set forth below:

	Initial Offer Price Premium (Discount) Prior to Offer (March 23, 2009)		Final Offer Price Premium (Discount) Prior to Offer (March 23, 2009)
	1 Day	4 Weeks	1 Day	4 Weeks

Mean	26%	30%	36%	39%
Median	16%	12%	32%	26%
High	95%	147%	95%	147%
Low	6%	(1)%	7%	7%

Selected Public Company Analysis

Using publicly available information, Gleacher reviewed the market values and trading multiples of the Company and the companies used in the Selected Public Company Index. Although the companies used in the Selected Public Company Index were compared to the Company for the purposes of this analysis, no company used in the selected public company analysis is identical to the Company, because of differences between the business mix, markets served, operations, and other characteristics of the Company and the companies used in the Selected Public Company Index. However, the companies used in the Selected Public Company Index were similar to the Company in that each company has significant English language radio broadcasting operations in US markets.

As part of its selected public company analysis, Gleacher analyzed the selected public companies in terms of their enterprise value, which is their equity market value, plus debt, plus the value of preferred securities and minority interests less cash and cash equivalents. Equity values were based on closing prices as of March 27, 2009. The enterprise values were calculated using two separate methods for the value of debt.

The value of debt was computed on a book and market value basis. The book value of debt is the outstanding debt at face value. The market value of debt is defined as book value of debt multiplied by the most recent trading price for each traded debt instrument. For debt instruments with no available quoted price, estimated market price is equal to the average closing price of the available publicly quoted debt prices of the selected public company universe. Debt prices were based on closing prices as of March 27, 2009.

Gleacher then compared the enterprise values to 2008 actual and 2009 management and market estimates for Revenue and EBITDA. Market estimates are IBES consensus estimates from Bloomberg as of March 23, 2009. The management and market estimates are set forth below ($ in millions):

		Management	Market
		Estimate	Estimates
	2008A	2009E	2009E

Revenue	$410	$342	$354
EBITDA	132	69	82

For comparative purposes, all figures were adjusted for unusual and non-recurring items and were calendarized to a December fiscal year end.

A summary of the reference range of market trading multiples is set forth below:

	Book Value of Debt								Market Value of Debt
	EV/Revenue				EV/EBITDA				EV/Revenue				EV/EBITDA
	2008A		2009E		2008A		2009E		2008A		2009E		2008A		2009E

Mean	1.86	x	2.11	x	7.1	x	9.1	x	0.83	x	0.94	x	3.1	x	3.9	x
Median	1.99		2.18		7.1		9.2		0.88		1.02		3.0		4.0
High	2.43		2.62		9.2		16.5		1.31		1.40		4.5		8.6
Low	1.02		1.11		4.3		5.0		0.46		0.50		1.9		2.2
Company @ Offer Price (Management Estimate)	1.69		2.03		5.3		10.1		1.69		2.03		5.3		10.1
Company @ Offer Price (Market Estimate)	1.69		1.96		5.3		8.5		1.69		1.96		5.3		8.5

In evaluating the companies used in the Selected Public Company Index, Gleacher relied on publicly available equity research estimates, which are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company, as well as industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the markets generally. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using selected public company data.

Financial Covenants

Gleacher also discussed with the Special Committee the Company’s current financial covenants and the potential impact of the future cash flows of the Company based on projections provided by the Company’s management on certain covenants in the Revolving Credit Facility.

Based on the Company’s current projections, the Company’s projected leverage ratio in the fourth quarter of 2009 (obtained by dividing the net debt of the Company by its last 12 months operating cash flow) will be close to the 5.0 times net debt to operating cash flow covenant limit under the Revolving Credit Facility. The February Forecast and March Forecast project the Company’s leverage ratio to be 4.9 times and 4.74 times, respectively, in the fourth quarter of 2009. If the Company’s leverage ratio exceeds the 5.0 times covenant limit, the Company’s lenders could declare an event of default and exercise the remedies under the Revolving Credit Facility. If an event of default occurs, the Company may incur significant costs and expenses, as a result of amending the Revolving Credit Facility, or otherwise.

Assumptions Regarding February Forecast

As part of the Company’s regular financial planning process, the Company prepares a budget for the upcoming year, including five-year projections, and then updates the budget with a forecast each month as actual results become available. The long-range financial projections of the Company’s results of operations were most recently prepared in October 2008 and approved by the Board in December 2008. At the time of the Special Committee meeting on April 1, 2009, the February Forecast was the most recent projection available to Gleacher. The February Forecast and accompanying discussion with the Company’s management comprise the foundation for Gleacher’s projections. Gleacher has been told by the Company’s management that the long-range plan and February Forecast are prepared for internal purposes without a view to dissemination to the public and that the projections are based upon a variety of assumptions relating to the Company’s businesses that the Company considered reasonable at the time. In addition, the Company’s management noted that the operating results in the February Forecast were below market consensus due in part to management’s proximity to real time changes in the radio broadcasting operating environment. The downward adjustment in the February Forecast versus the long-range plan is based in part on the severity of the economic downturn and the resulting reduction in advertising revenue. It should be noted that the Company’s management has stated that the current market environment has increased the difficulty in forecasting as advertising purchases are not being made as far in advance as in the past.

Updated Analysis

After the Company disclosed the First Quarter Preliminary Financial Results on April 13, 2009, Gleacher delivered to the Special Committee an update to its analysis during the Special Committee’s telephonic meeting on April 16, 2009.

At that meeting, Gleacher reviewed the First Quarter Preliminary Financial Results and the March Forecast with the Special Committee. Gleacher also reviewed each of the financial analyses it had previously undertaken in arriving at its opinion. Gleacher then discussed with the Special Committee how the First Quarter Preliminary Financial Results and the March Forecast impacted each of the financial analyses that Gleacher had previously undertaken. Gleacher noted that historical trading analysis and minority interest premiums paid analysis were not impacted by the First Quarter Preliminary Financial Results and the March Forecast. The selected public company analysis, discounted cash flow analysis, and financial covenants analysis, however, were impacted by the First Quarter Preliminary Financial Results and the March Forecast. With respect to the selected public company analysis, Gleacher noted that on a book value of debt basis, the multiples had remained relatively constant. On a market value of debt basis, however, the multiples had fallen due to lower debt prices. With respect to the discounted cash flow analysis, Gleacher noted that the forecasted increase in operating cash flow for the remainder of 2009 as set forth in the March Forecast increased the implied value per Share from a range of $0.67 to $4.32 to a range of $0.93 to $4.71. With respect to the financial covenants analysis, Gleacher noted that the projected increase in operating cash flow for the remainder of 2009 and decrease in net debt resulted in a projected leverage ratio of 4.74 in the fourth quarter of 2009 versus the covenant limit 5.0 times net debt to operating cash flow under the Revolving Credit Facility, which was a marginal improvement against the numbers in the February Forecast. Additionally, Gleacher noted that based on the March Forecast, the operating cash flow cushion at December 31, 2009 had increased from $1 million to $4 million.

Gleacher noted that while the First Quarter Preliminary Financial Results and March Forecast were better than anticipated and showed some improvement, the impact of such improvement was immaterial. Gleacher confirmed that the First Quarter Preliminary Financial Results and the March Forecast did not change its opinion that, as of such date, the Offer Price to be paid in connection with the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

Gleacher delivered to the Special Committee an update to its analysis during the Special Committee’s telephonic meeting on April 23, 2009 with respect to a new Offer Price to be proposed to Media and Enterprises that would increase the likelihood of satisfying the majority of the minority condition, including the following methodologies used in its analysis: (a) pre- and post-tender offer trading prices, (b) minority premiums paid analysis whereby the transaction was completed and the initial offer was raised, and (c) prices that have led to the successful completion of offers to average interim trading prices during such offers.

On April 27, 2009, Gleacher provided the Special Committee with its summary of Media and Enterprises’ financial advisor’s presentation to Gleacher on April 24, 2009 with respect to the Special Committee’s proposed new Offer Price of $5.00 per Share. A copy of Media and Enterprises’ financial advisor’s presentation to Gleacher on April 24, 2009 is filed as Exhibit (c)(11) to the Schedule TO.

Gleacher noted that Media and Enterprises’ financial adviser relied upon five methodologies in responding to the Special Committee’s proposed new Offer Price of $5.00 per Share: (a) firm value to EBITDA, (b) unaffected stock price, (c) share price premium, (d) recent Share price and (e) research views. Gleacher summarized that the firm value to EBITDA, unaffected stock price, and research views analysis should not be considered because they did not account for a price that Gleacher believed could lead to a successful completion of the Offer.

With respect to the share price premium analysis, Gleacher noted that Media and Enterprises’ financial advisor suggested that the proposed new Offer Price of $5.00 per Share represented a 51.5% premium to pre-Offer trading levels of the Shares and was significantly above the premium for completed representative transactions, which had highs of 44.0% for tender offers and 44.7% for shareholder vote transactions. Gleacher advised that the high premiums for tender offers and shareholder vote transactions suggested by Media and Enterprises’ financial advisor implied a per Share price of $4.75 and $4.78, respectively.

In discussing the recent share price analysis used by Media and Enterprises’ financial advisor, Gleacher noted that Media and Enterprises’ financial advisor had suggested that the proposed new Offer Price of $5.00 per Share represented a 14.2% premium to where the Shares had traded since the Company had disclosed that Media and Enterprises were giving serious consideration to increasing the Offer Price to $4.20 per Share and that the 14.2% premium was above the interim trading price in tender offers which ranged from 0% to 6%. Gleacher stated that it believes that a 10% to 12% premium more accurately reflects transactions whereby the initial offer price was raised and the transaction was completed. This equates to a per Share price of between $4.82 and $4.91.

Miscellaneous

Pursuant to the terms of the engagement letter dated March 31, 2009, as amended as of April 24, 2009, the Special Committee agreed to cause the Company to pay Gleacher a fee upon filing by the Company of the Schedule 14D-9 on April 3, 2009 and on May 4, 2009.

The foregoing discussion of the Special Committee’s reasons for its recommendation to accept the Offer is not intended to be exhaustive, but describes all of the material reasons underlying the Special Committee’s recommendation. The Special Committee did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its recommendation. Rather, the Special Committee viewed its recommendation as being based on the totality of the information and factors presented to and considered by the Special Committee.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than Media and Enterprises) intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee has retained Gleacher as its financial advisor in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Offer. Pursuant to the terms of the engagement, as amended, the Special Committee and the Company have agreed to pay Gleacher a financial advisory fee of $1,250,000, payable by the Company upon filing by the Company of the Schedule 14D-9 on April 3, 2009, and an additional cash fee of $500,000, payable by the Company on May 4, 2009. The Special Committee and the Company have further agreed to reimburse Gleacher for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Gleacher and related persons against certain liabilities relating to or arising out of its engagement.

Except as set forth above, none of the Special Committee, the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, or affiliates during the last 60 days, except as set forth below:

		Number of	Price per
Name of Person	Transaction Date	Shares	Share	Nature of Transaction

Richard Reis	February 2, 2009	8,866	$5.14	Withholding of Shares(1)
Neil O. Johnston	March 6, 2009	17,656	3.99	Open Market Sale
Robert F. Neil	March 17, 2009	4,615	3.36	Withholding of Shares(1)

(1)	Represents the Shares withheld by the Company under the Company’s long-term incentive plan to satisfy withholding tax liability incident to the vesting of awards originally issued under such plan.

		Number of
		Shares
		Purchased	Average
		During the	Price	Nature of
Name of Person	Transaction Period	Period	per Share(1)	Transaction

Company	February 1, 2009 to February 28, 2009	497,811	$5.30	Company Share Repurchase
Company	March 1, 2009 to March 31, 2009	184,031	$4.59	Company Share Repurchase
Company	April 1, 2009 to April 3, 2009	None	NA	NA

(1)	Purchase price excludes commissions

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation,” the Special Committee recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer. The Special Committee has not changed its previous determination with respect to the fairness, from a financial point of view, of the Offer Price to the Company’s stockholders (other than Media and Enterprises) and it has determined that the New Offer Price is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

Except as described in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company that relates to or would result in (a) a tender offer for, or other acquisition of, Shares by Media or Enterprises, any of their respective subsidiaries, or any other person, (b) any extraordinary transaction, such as a merger (other than the short-form merger described in the Offer), reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in the Schedule 14D-9, to the knowledge of the Special Committee and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if a short-form merger involving the Company is consummated, holders of the Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

If the Offer closes and the short-form merger occurs, you will be sent a separate notice of merger and appraisal rights, which will explain the steps that need to be taken if you determine to pursue appraisal rights. You do not need to take action now. The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the merger, without interest.

Litigation.

Subsequent to the announcement of the Offer, a total of four civil actions challenging the transactions contemplated by the Offer were commenced, two in the Delaware Chancery Court (the “Delaware Actions”), one in the Superior Court of Gwinnett County in Georgia (the “Georgia State Action”) and one in the federal district court in Atlanta (the ‘‘Georgia Federal Action” and, together with the Delaware Actions and the Georgia State Action, the ‘‘Actions”). The first of the Delaware Actions is captioned George Leon v. Cox Radio, Inc., et al., Civil Action No. 4461-VCP (filed March 27, 2009). The second of the Delaware Actions is captioned Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Civil Action No. 4463-VCP (filed March 30, 2009). The Delaware Actions have been consolidated under the caption In re Cox Radio, Inc. Shareholders Litigation, Consolidated Civil Action No. 4461-VCP. The Georgia State Action is captioned Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9 (filed March 30, 2009). The Georgia Federal Action is captioned Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC (filed April 8, 2009). In all of the Actions, the Company, its directors and Enterprises are named as defendants. In all of the Actions except the second Delaware Action, Media is also named as a defendant. In each Action, all of the defendants except the Company are accused of having breached their fiduciary duties in connection with the transactions contemplated by the Offer. The Georgia State Action also purports to assert various claims derivatively on behalf of the Company against the Company’s directors, as well as a claim derivatively on behalf of the Company against Enterprises and Media for unjust enrichment. Each of the Actions (except for the portion of the Georgia State Action that is brought derivatively) purports to have been brought on behalf of a class consisting of all of the public stockholders of the Company not affiliated with the defendants. Each of the Actions except the Georgia State Action seeks to enjoin or rescind the transactions contemplated by the Offer. The Georgia State Action seeks to enjoin the transactions contemplated by the Offer. Each Action seeks an award of damages in an unspecified amount. The Special Committee believes that the Actions are without merit. Copies of the complaints described above are filed as Exhibits (a)(5)(D), (a)(5)(E) and (a)(5)(F) to the Schedule 14D-9 filed on April 3, 2009 and Exhibit (a)(5)(I) to Amendment No. 1, respectively. A copy of the consolidated amended complaint with respect to the Delaware Actions is filed as Exhibit (a)(5)(J) to Amendment No. 1. On April 14, 2009, the Superior Court of Gwinnett County in Georgia stayed the Georgia State Action until April 30, 2009. On April 30, 2009, the Superior Court of Gwinnett County in Georgia extended the stay in the Georgia State Action until the expiration of the Second Offer Period.

On April 27, 2009, representatives of Media and Enterprises’ financial advisor and counsel for Media and Enterprises discussed with attorneys for plaintiffs in the Delaware Actions and representatives of Value Incorporated, the financial advisor to plaintiffs in the Delaware Actions, valuation and disclosure issues relating to the potential settlement of the Delaware Actions. The financial advisors addressed their respective views regarding their financial analyses of the Company. Counsel for Media and Enterprises and counsel for plaintiffs discussed certain supplemental disclosures that could be made in connection with the Offer and by the Company. Further negotiations took place between counsel for Media and Enterprises and counsel for plaintiffs on April 27 and throughout April 28, 2009.

On April 29, 2009, the parties to the Delaware Actions entered into a memorandum of understanding (“MOU”) containing the terms for the parties’ agreement in principle to resolve the Delaware Actions. The MOU provides that, in consideration for the settlement of the Delaware Actions, (a) the Offer Price will be increased from $3.80 per Share to $4.80 per Share, and (b) the Company, Media and Enterprises will make supplemental disclosures in appropriate filings with the Commission and disseminate them to holders of record of Company stock no later than ten days prior to the expiration of the Offer. In the MOU, the defendants in the Delaware Actions acknowledge that they considered the unfair price, disclosure and other claims raised by plaintiffs in the Delaware Actions in connection with the increase of the Offer Price to $4.80 per Share and in determining to make the supplemental disclosures contemplated by the MOU. In exchange, the parties to the Delaware Actions will use their best efforts to draft and execute a definitive stipulation of settlement that includes a plaintiff class consisting of all record and beneficial holders of Company stock, other than the Company, Media and Enterprises and the current Company directors, during the period beginning on and including February 10, 2009, through and including the date of the consummation of the merger. If approved by the parties to the Delaware Actions and the Court of Chancery of the State of Delaware, the settlement will result in the dismissal with prejudice of the Delaware Actions and release by the plaintiff class of all claims under federal and state law that were or could have been asserted in the Delaware Actions or which arise out of or relate to the transactions contemplated by the Offer. The MOU further provides that, in the event the Delaware Actions are dismissed in accordance with the settlement stipulation, the parties in the Delaware Actions will use their best efforts to obtain the dismissal with prejudice of the Georgia State Action and the Georgia Federal Action. The settlement of the Delaware Actions is subject to numerous conditions set forth in the MOU and to be contained in any stipulation of settlement, including the completion of the merger. A copy of the MOU is filed as Exhibit (a)(5)(L) to Amendment No. 2.

Anti-Takeover and Other Provisions in the Certificate of Incorporation that Could Delay or Deter a Change of Control.

The Company’s certificate of incorporation provides that a special meeting of stockholders may be called only by the Board. The principal effect of this provision is to prevent stockholders from forcing a special meeting. In addition, the Company’s certificate of incorporation provides that any action required by the DGCL to be taken at any annual or special meeting of stockholders, and any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of shares of the outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, if stockholder action is taken by written consent, the Company, in accordance with the rules and regulations of the Commission, will be required to send each stockholder entitled to vote on the matter voted on, but whose consent was not solicited, a written information statement at least 20 calendar days prior to the earliest date on which the corporate action may be taken. Such information statement will contain information substantially similar to that which would have been contained in a proxy statement complying with Schedule 14A of the Securities Exchange Act of 1934, as amended.

The Company’s certificate of incorporation provides that a stockholder must furnish written notice to the corporate secretary of any nomination or business proposal to be brought before a stockholders meeting not less than 30 nor more than 60 days prior to the meeting as originally scheduled. In the event that less than 40 days’ public notice of a meeting is given by the Company, a stockholder must furnish notice of a nomination or business proposal not later than the close of business on the tenth day following the mailing or the public disclosure of notice of the meeting date. These procedures prohibit last minute attempts by any stockholder to nominate a director or present a business proposal at an annual stockholders meeting.

In addition to Media’s ownership of 97.2% of the voting power of the outstanding shares of the common stock of the Company, which could have the effect of delaying or preventing a change of control of the Company, the provisions set forth above could also have the effect of delaying or deferring a change of control.

Delaware Anti-Takeover Statute.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include mergers and certain other transactions) with such corporation for three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to the date such person became an interested stockholder. The Company’s certificate of incorporation, however, provides that the Company shall not be governed by Section 203 of the DGCL. Therefore, the restrictions of Section 203 are inapplicable to the Offer.

Regulatory Approval.

The Company is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the consummation of the Offer or of Media’s acquisition of the Shares in the Offer.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes “forward-looking” statements, which are statements that relate to our future plans, earnings, objectives, expectations, performance and similar projections, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These factors include competition within the radio broadcasting industry, advertising demand in our markets, the possibility that advertisers may cancel or postpone schedules in response to political events, competition for audience share, and our ability to generate sufficient cash flow to meet our debt service obligations and finance operations. For a more detailed discussion of these and other risk factors, see the Risk Factors section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Item 9.	Exhibits.

Exhibit
Number	Description

*(a)(2)(A)	Letter, dated April 3, 2009, from the Special Committee to the Company’s stockholders.
*(a)(2)(B)	Press release issued by the Company on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”
*(a)(2)(C)	Press release issued by the Company on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer.”
*(a)(2)(D)	Press release issued by the Company on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”
*(a)(2)(E)	Press release issued by the Company on April 30, 2009, entitled “Cox Radio, Inc. Recommends the Tender Offer by Cox Media Group, Inc. at the Increased Offer Price of $4.80 Per Share.”
(a)(2)(F)	Letter, dated May 1, 2009, from the Special Committee to the Company’s stockholders.
*(a)(5)(A)	Letter, dated March 22, 2009, from Enterprises to the Board.
*(a)(5)(B)	Press release issued by the Company on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer.”
*(a)(5)(C)	Opinion of Financial Advisor, dated April 1, 2009.
*(a)(5)(D)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009).

Exhibit
Number	Description

*(a)(5)(E)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009).
*(a)(5)(F)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009).
*(a)(5)(G)	Unanimous Written Consent of the Board, dated March 31, 2009.
*(a)(5)(H)	Unanimous Written Consent of the Board, dated April 19, 2009.
*(a)(5)(I)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 8, 2009).
*(a)(5)(J)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461, Delaware Chancery Court (filed April 7, 2009).
*(a)(5)(K)	Presentation by Financial Advisor to the Special Committee, dated April 1, 2009.
*(a)(5)(L)	Memorandum of Understanding, dated April 29, 2009, among the parties to the Delaware Actions.
*(e)(1)	Promissory Notes, dated December 4, 2003, filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX RADIO, INC.

By:	/s/ Charles L. Odom
Name:     Charles L. Odom

Title:	Chief Financial Officer

Dated: May 1, 2009